Himalaya Shipping Limited Announces its Preliminary Results for the Quarter Ended December 31, 2023

Hamilton, Bermuda, February 15, 2024

Himalaya Shipping Limited (“Himalaya,” “Himalaya Shipping” or the “Company”) announces preliminary unaudited results for the quarter ended December 31, 2023.

Highlights for the quarter ended December 31, 2023

•Total operating revenues of $18.3 million, which is an average time charter equivalent (“TCE”) earnings of approximately $34,400 per day, gross1. Average Baltic 5TC Capesize Index was US$28,128 per day.
•Net income of $4.6 million and EBITDA2 of $13.4 million for the quarter ended December 31, 2023.
•Secured time charter agreements for the three remaining uncontracted vessels for 24 months’ time charters with an evergreen structure to commence in the first half of 2024, at an index-linked rate reflecting a significant premium to the Baltic 5TC index (BCI). With these charters, the Company has secured employment of the entire fleet.
•Extended index linked time charters for six of our vessels by an additional year, until the end of 2026.
•Converted index linked charters to fixed rate charter for five vessels for varying periods from December 1, 2023 to March 31, 2024 at the following average rates: $33,417 for five vessels in December 2023; $25,465 for five vessels in January 2024; $23,508 for three vessels in February 2024; and $23,508 for three vessels in March 2024. Two vessels will earn a fixed scrubber premium of $2,500 per day from December 1, 2023, to March 31, 2024. The remaining three vessels will continue to earn scrubber premium according to the terms of the existing time charter agreements.
•Settlement of installment payments on three of our newbuilding vessels totaling $20.7 million financed by pre-delivery financing with CCB Financial Leasing Company Limited (“CCBFL”).
•Completion of the private placement of new shares at a price of $5.64 per share, raising net proceeds of approximately $17.0 million.

Subsequent events
•Successful delivery and commencement of operations of three additional 210,000 dwt Newcastlemax dual fuel newbuildings ordered from New Times Shipyard (“NTS”), resulting in a total delivered fleet of nine vessels, with three additional vessels to be delivered in 2024.
•Execution of financing on the three delivered vessels by sale leaseback facilities provided by Jiangsu Financial Leasing Co. Limited (“Jiangsu”) and CCBFL, totaling $98.6 million and $49.3 million, respectively.
•Conversion of index linked charters on Mount Bandeira and Mount Hua to fixed charters from February 1, 2024 to June 30, 2024 at an average rate of $26,866. They will continue to earn scrubber premium according to the terms of their existing time charter agreements..
•Declaration of cash distribution for January 2024 of $0.01 per common share.

Contracted CEO, Herman Billung commented:

“We currently have nine vessels sailing, with the remaining three vessels expected to be delivered shortly. With this, the Company has developed into a fully operating company, offering one of the most modern and fuel-efficient fleets in the dry bulk industry. All vessels have been employed by reputable counterparties, with the index linked charters earning on average a premium of 42.25% to the Baltic 5TC index. We believe this is one of the highest premiums in the industry, showing the attractiveness of our fleet.

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including average daily TCE earnings, gross and EBITDA. Average daily TCE earnings, gross, as presented above, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. Please refer to the appendix of this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measures prepared in accordance with US GAAP.
2 EBITDA as presented above represents our net income (loss) plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. Please refer to the appendix of this report for a reconciliation of this non-GAAP financial measure to the most directly comparable financial measures prepared in accordance with US GAAP.

The strategy of Himalaya Shipping remains consistent with a focus on capital discipline, and returning most of the cash generated after debt service to our shareholders. Our simple structure, low G&A costs and the right financing should position the Company to deliver solid returns.”

Management discussion and analysis

The discussion below compares the preliminary unaudited results for the three months ended December 31, 2023 to the unaudited results of the three months ended September 30, 2023:

(in $ thousands)	Three months ended December 31, 2023	Three months ended September 30, 2023	Change ($)	Change (%)
Total operating revenues	18,321	10,241	8,080	79%
Vessel operating expenses	(3,585)	(2,976)	(609)	20%
Voyage expenses	(234)	(162)	(72)	44%
General and administrative expenses	(1,078)	(955)	(123)	13%
Depreciation and amortization	(3,580)	(3,181)	(399)	13%
Total operating expenses	(8,477)	(7,274)	(1,203)	17%
Operating profit / (loss)	9,844	2,967	6,877	232%
Total financial expenses, net	(5,238)	(4,921)	(317)	6%
Net income (loss)	4,606	(1,954)	6,560	(336)%
EBITDA	13,424	6,148	7,276	118%

(in $ thousands)	December 31, 2023	September 30, 2023	Change ($)	Change (%)
Cash and cash equivalents	25,553	12,788	12,765	100%
Vessels and Equipment	428,617	432,296	(3,679)	(1)%
Newbuildings	132,646	108,767	23,879	22%
Total Equity	154,205	132,570	21,635	16%

Total operating revenues for the quarter ended December 31, 2023 were $18.3 million, a 79% increase compared to the quarter ended September 30, 2023. The increase is a result of an increase in operating days as well as an increase in average TCE earnings. During the quarter ended December 31, 2023, all six vessels operated for the duration of the quarter whereas in the prior quarter, two vessel were delivered mid quarter, resulting in an increase in operating days from 476 for the quarter ended September 30, 2023 to 552 for the quarter ended December 31, 2023. In addition, the average TCE earnings increased from $22,300/day in the prior quarter to $34,400/day in the current quarter.

Vessel operating expenses for the quarter ended December 31, 2023 were $3.6 million, a 20% increase compared to the quarter ended September 30, 2023. The increase is a result of an increase in operating days as all six vessels operated for the duration of the quarter ended December 31, 2023 whereas in the prior quarter, two vessel were delivered mid quarter.

General and administrative expenses for the quarter ended December 31, 2023 were $1.1 million, a 13% increase compared to the quarter ended September 30, 2023. The increase is primarily a result of the true-up of office management fees in the quarter ended December 31, 2023.

Depreciation and amortization for the quarter ended December 31, 2023 were $3.6 million, a 13% increase compared to the quarter ended September 30, 2023. The increase is a result of depreciation being recognized for the duration of the quarter for the six delivered vessels in the quarter ended December 31, 2023, whereas in the prior quarter, the two delivered vessels were depreciated only for a portion of that quarter.

Total financial expenses for the quarter ended December 31, 2023 were $5.2 million, a 6% increase compared to the quarter ended September 30, 2023. This is primarily due to the increase in interest expense as interest is calculated over higher average loan principals. In addition, there are fewer qualifying assets following the vessel deliveries, resulting in a smaller proportion of interest expense qualifying for capitalization. Average annual interest cost in the quarter ended December 31, 2023 was 6.86%.

Vessels and equipment as of December 31, 2023 was $428.6 million, a $3.7 million or 1% decrease compared to $432.3 million as of September 30, 2023. The decrease is primarily due to depreciation recognized during the quarter.

Newbuildings as of December 31, 2023 was $132.6 million, a $23.9 million or 22% increase compared to $108.8 million as of September 30, 2023. The increase is due to capitalization of expenditures including milestone payments and supervision costs of $21.8 million and capitalized interest of $2.1 million. The Company has drawn down $20.7 million in the quarter ended December 31, 2023 on the sale leaseback financing arrangements to fund these installments.

Liquidity and Cash Flows for the quarter ended December 31, 2023

The Company’s cash and cash equivalents was $25.6 million as of December 31, 2023, compared to $12.8 million as of September 30, 2023.

Net cash provided by operating activities was $8.4 million, compared to $1.6 million in the quarter ended September 30, 2023. The increase is primarily a result of the increase in operating profit in the quarter ended December 31, 2023 due to an increase in operating days and average TCE during the quarter.

Net cash used in investing activities was $28.9 million, primarily consisting of $20.7 million used for installment payments on the newbuilding vessels under construction (which was fully financed by CCBFL), and payment of the scrubber installation costs on Mount Bandeira and Mount Hua in advance of their delivery in January 2024 of $5.1 million which were not covered by the sale leaseback agreement with Jiangsu. The remaining amount includes costs in preparation of the vessels for delivery.

Net cash provided by financing activities was $33.3 million primarily consisting of $20.7 million from pre-delivery financing to pay scheduled pre-delivery installments for newbuildings under construction, as well as net proceeds from the private placement of approximately $17.0 million. This was partially offset by repayments on the sale leaseback financing of $3.4 million.

Financing and corporate development

The Company had cash and cash equivalents of $25.6 million as of December 31, 2023 and $10.0 million available to drawdown under the revolving credit facility with Drew Holdings Ltd (the “Drew Facility”).

In December 2023, the Company issued 3,117,143 common shares in a private placement at $5.64 per share which generated net proceeds of approximately $17.0 million.

In addition, effective December 2023, an addendum to the Drew facility was executed, decreasing the maximum amount available under the facility from $15.0 million to $10.0 million, and extending the maturity of the facility from December 31, 2024 to December 31, 2025. In addition, the addendum extended the drawdown window to December 31, 2024 and aligned the interest rate with the Term Secured Overnight Financing Rate (“SOFR”). The amended facility bears interest for the applicable interest periods under the facility, at a rate of SOFR plus a margin of 8% p.a.

Three vessels were delivered from NTS in January 2024. Final installment payments amounted to $155.1 million for the three vessels of which $5.1 million was paid by the Company in December 2023 in advance of the delivery. In addition, $98.6 million and $49.3 million were financed by the sale leaseback arrangements with Jiangsu and CCBFL, respectively.

As of January 31, 2024, following the delivery of the three vessels, the Company has a maximum of $147.6 million available to draw down under existing sale leaseback financing agreements with CCBFL for the delivery financing of the remaining three newbuildings to be delivered in 2024. Remaining installment payments to NTS are $155.7 million, which include costs for scrubber installation.

All the vessels have been financed by Chinese leasing houses at a fixed bareboat rate with a maturity of seven years from the delivery of each vessel. This gives the Company a fixed financing cost for the delivered vessels until maturity of the lease

In February 2024, the Company declared a cash distribution of $0.01 per share for January 2024. It is the Company’s intention to pay a regular dividend in support of our main objective which is to provide significant returns to our shareholders. Any dividends will be at the sole discretion of the Board and will depend upon earnings, market prospects, capital expenditure requirements, available liquidity and distributable reserves, covenants in our debt instruments and other relevant factors. The timing and amount of dividends, if any, is at the discretion of the Board and the Company cannot guarantee that its Board will declare dividends in the future or as to the amount or timing of any dividends.

Newbuilding program

Three vessels were delivered from NTS in January 2024. The remaining three vessels are scheduled to be delivered as follows:

(numbers in $ million)
Vessel name	Target delivery date	Price*	Remaining installments	Current committed financing
Mount Denali	May 2024	72.6	51.9	49.2
Mount Aconcagua	June 2024	72.6	51.9	49.2
Mount Emai	June 2024	72.6	51.9	49.2
Total		217.8	155.7	147.6
_________________
*Amounts net of address commissions

The newbuilding program is progressing slightly ahead of schedule.

The remaining installments under the Newbuilding program are substantially covered by sale and leaseback financing arrangements which offers both pre- and post- delivery financing.

The ships have dual fuel capabilities and scrubbers installed. This means the ships can run on LNG, High Sulfur Fuel Oil (HSFO) or Low Sulfur Fuel Oil (LSFO). This offers the charterers significant flexibility when it comes to choosing fuel, potentially giving large economic savings. Himalaya Shipping Ltd is entitled to 75% of these economic savings. When running on LNG there will also be potential CO2 savings, of which Himalaya Shipping Ltd is entitled to 75% of the corresponding savings of, in the case carbon taxes are applicable.

Commercial update

The Company agreed to convert its five index linked charters to fixed rate time charters for varying periods from December 1, 2023 to March 31, 2024. In addition, two vessels will earn a fixed scrubber premium of $2,500 per day from December 1, 2023 to March 31, 2024. The remaining three vessels will continue to earn scrubber premium according to the terms of the existing time charter agreements.

In the fourth quarter of 2023 the Company achieved average TCE earnings of approximately $34,400 per day, gross.

In addition, in the fourth quarter of 2023, the Company’s vessels trading on index-linked time charters earned approximately $34,900 per day, gross, including average daily scrubber and LNG benefits of approximately $1,000 per day. Following the conversion of the index linked charters to fixed rate time charters, the Company’s vessels trading on fixed rate time charters earned approximately $33,800 per day, gross, including average daily scrubber and LNG benefits on five vessels of approximately $2,500 per day.

The Baltic 5TC Capesize Index averaged $28,128 per day in the fourth quarter of 2023.

In January 2024, the Company agreed to convert its index linked charters to fixed rate time charters for Mount Bandeira and Mount Hua from February 1, 2024 to June 30, 2024. These vessels will continue to earn scrubber premium according to the terms of their existing time charter agreements.

Fleet status

Market commentary

The Capesize market performed strongly in the fourth quarter of 2023, with the Baltic 5TC index averaging $28,836, an increase from $13,407 during the third quarter. The strong drivers were Brazilian iron ore exports, as well as higher Bauxite exports out of West Africa.

The trend has continued into 2024, with rates for early February at the highest seasonal levels since 2010. Overall Capesize trade growth was strong during 2023, with ton-miles performed by Capesize vessels up 4.8% compared to 2022. A significant drop in congestion for the Capesize fleet during the third quarter, resulting in historically the lowest levels seen since 2016, had a negative effect on utilization. Currently, fleet inefficiencies are approximately at historic average levels.

The 4.8% increase in Capesize ton-miles was mainly driven by a 29% growth in the Bauxite trade, while the iron ore trade increased by 3.8% measured in ton-miles. Specifically, the iron ore trade was primarily driven by a 7.9% increase in Brazilian export volumes. Australian export volumes were also up 1.2% compared to 2022. For the coal trade, ton-miles were down 1.4% compared to 2022.

Global crude steel production for 2023 was up by 0.2% compared to 2022. Chinese steel production increased 0.9% while the rest of the world was down by 0.7%. Chinese iron ore imports increased by 6% in 2023 compared to 2022. Chinese iron ore port inventories currently stand at 115 million tons, compared to 125 million tons a year ago. Steel production outside China has rebounded, still however at levels well below pre-Covid.

China’s property sector remains a challenge in spite of the government’s stimulus efforts, although there has been a positive development in construction completions during the year.

Growth in vessel supply is expected to be moderate in the coming years with expected Capesize deliveries of 5.6 million dwt (or 1.4% of existing fleet) for the remainder of 2024, 7.1 million dwt (or 1.8%) in 2025, 6.5 million dwt (or 1.6%) in 2026 and 3.5 million dwt (or 0.9%) in 2027, down from 10.7 million dwt delivered in 2023. As a result of the high ordering in other shipping segments, Chinese yards are believed to have very limited capacity for the ordering of large dry bulk vessels before 2028, with orders recently having been placed for delivery as late as the second half of 2028. This gives good visibility for limited supply growth in the coming years. New ordering is expected to remain subdued in part driven by uncertainties as it relates to the optimal propulsion systems to meet the shipping industry’s ambitions for decarbonization. Current newbuilding costs for a scrubber-fitted dual fueled Newcastlemax in China is believed to be $86 million.

Potential upside to the future development in the Capesize market from current levels, relate to restocking of China’s low iron ore inventories, as well as increased coal imports following new restrictions being put in place for domestic coal miners starting May 1, 2024. In the long term, the Simandou iron ore project in Guinea is expected to add significant growth in ton-miles demand. It is expected that the high grade iron ore to a certain extent will substitute domestic Chinese production.

Key downside risks to the Capesize market include a continued economic slowdown in China, as well as heightened geopolitical tensions. Continued weakness in the Chinese property sector also represents an ongoing risk to Chinese steel demand.

Operational update

In the quarter ended December 31, 2023, our fleet had 552 operational days, a utilization of 99.9% of our delivered vessels.

Outlook

The market behavior during the fourth quarter of 2023 and early 2024 gives reasons to believe in a recovering day-rate environment going forward. Management has a constructive market outlook for the coming years even in a moderate demand growth scenario. With a Capesize order book representing 5.7% of the sailing fleet, a close to 25-year low. By 2027, 52% of the fleet will be older than 15 years. These ships will start to struggle with stricter environmental regulations which have come into force. We believe that this, coupled with limited yard capacity, should set the stage for improved utilization and stronger earnings going forward. While we should still expect volatility and seasonal weaknesses, we plan to continue to manage the latter through conversions from floating to fixed rates to limit the downside during weaker periods.

Forward looking statements

This press release and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, contracts to acquire newbuilding vessels and associated financing agreements, expected delivery of our vessels under our newbuilding program, statements about the benefits of our vessels, including the ability to bunker with LNG, LSFO, or HSFO, the terms of our charters and chartering activity and expected impact, dry bulk industry trends and market outlook, including activity levels in the industry, expected trends, including trends in the global fleet, expected demand for vessels and utilization of the global fleet and our fleet, fleet growth, new orderings, limited yard capacity, statements about our dividend objectives and plans, statements made in the sections above entitled “Market commentary” and “Outlook,” including the yard situation, growth in vessel supply and state of current global fleet, expected industry trends, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include but are not limited to:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to complete the purchase of the vessels we have agreed to acquire and on schedule;
•our ability to meet the conditions and covenants in our financing agreements;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•changes in the supply of dry bulk vessels;
•our ability to successfully employ our dry bulk vessels and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•potential disruption of shipping routes due to accidents or political events;
•our ability to procure or have access to financing and to refinance our debt as it falls due;
•our continued borrowing availability under our sale and leaseback agreements in connection with our vessels and compliance with the financial covenants therein;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•our ability to pay dividends and the amount of dividends we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under “Risk Factors” in our registration statement on Form F-1/A filed with the U.S. Securities and Exchange Commission on March 30, 2023.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Himalaya Shipping undertakes no obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.

February 15, 2024

The Board of Directors
Himalaya Shipping Limited
Hamilton, Bermuda

Bjorn Isaksen (Chairman of the Board)
Carl Erik Steen (Director)
Georgina Sousa (Director)
Jehan Mawjee (Director)
Mi Hong Yoon (Director)

Questions should be directed to:

Herman Billung: Contracted CEO, +4791831590

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2023

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ thousands except share and per share data)

	Notes	Three months ended December 31, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Operating revenues
Time charter revenues	6	18,321	—	36,736	—
Total operating revenues		18,321	—	36,736	—

Operating expenses
Vessel operating expenses		(3,585)	—	(8,597)	—
Voyage expenses and commissions		(234)	—	(549)	—
General and administrative expenses		(1,078)	(452)	(3,846)	(1,971)
Depreciation and amortization		(3,580)	—	(9,118)	—
Total operating expenses		(8,477)	(452)	(22,110)	(1,971)

Operating profit (loss)		9,844	(452)	14,626	(1,971)

Financial income (expenses), net
Interest income		425	8	830	38
Interest expense, net of amounts capitalized	5	(5,665)	—	(13,601)	—
Other financial expenses, net		2	(72)	(341)	(20)
Total financial income (expenses), net		(5,238)	(64)	(13,112)	18

Net income (loss) before income tax		4,606	(516)	1,514	(1,953)
Income tax (expense) / credit		—	—	—	—
Net income (loss) attributable to shareholders of Himalaya Shipping Ltd.		4,606	(516)	1,514	(1,953)
Total comprehensive income (loss) attributable to shareholders of Himalaya Shipping Ltd.		4,606	(516)	1,514	(1,953)

Basic and diluted earnings (loss) per share	4	0.11	(0.02)	0.04	(0.06)

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ thousands except share and per share data)

	Notes	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents		25,553	263
Trade receivables		811	—
Other current assets	7	6,443	1,407
Total current assets		32,807	1,670

Non-current assets
Newbuildings	8	132,646	176,145
Vessels and equipment, net		428,617	—
Other non-current assets		5,136	—
Total non-current assets		566,399	176,145
Total assets		599,206	177,815

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	9	19,795	7,003
Trade payables		1,693	14,892
Accrued expenses		2,531	1,199
Amounts due to related parties	11	—	2,696
Other current liabilities		1,281	261
Total current liabilities		25,300	26,051

Non-current liabilities
Long-term debt	9	419,701	60,437
Amounts due to related parties	11	—	1,000
Total non-current liabilities		419,701	61,437
Total liabilities		445,001	87,488
Commitment and contingencies	10

Shareholders’ Equity
Common shares of par value $1.0 per share: authorized 140,010,000 (2022: 140,010,000) shares, issued and outstanding 43,900,000 (2022: 32,152,857) shares	12	43,900	32,153
Additional paid-in capital	12	111,788	61,171
Accumulated deficit		(1,483)	(2,997)
Total shareholders’ equity		154,205	90,327
Total liabilities and shareholders’ equity		599,206	177,815

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ thousands except share and per share data)

	Three months ended December 31, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Cash Flows from Operating Activities
Net income (loss)	4,606	(516)	1,514	(1,953)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Non-cash compensation expense related to stock options	111	104	474	401
Depreciation of vessels	3,580	—	9,118	—
Amortization of deferred finance charges	366	—	1,378	—

Change in assets and liabilities:
Accounts receivable	(391)	—	(811)	—
Amounts due to/from related parties	—	—	(2,696)	—
Accounts payable	365	609	485	444
Accrued expenses	(266)	(805)	1,028	(60)
Other current and non-current assets	(271)	(138)	(5,036)	(539)
Other current and non-current liabilities	307	261	1,020	261
Net cash provided by (used in) operating activities	8,407	(485)	6,474	(1,446)

Cash Flows from Investing Activities
Additions to newbuildings	(28,916)	(14,809)	(413,055)	(78,198)
Net cash used in investing activities	(28,916)	(14,809)	(413,055)	(78,198)

Cash Flows from Financing Activities
Proceeds from issuance of common shares, net of paid issuance costs	15,998	—	62,193	(513)
Proceeds from issuance of long-term and short-term debt (net of deferred loan costs paid to lender)	20,675	13,371	391,415	69,826
Deferred loan costs paid	(27)	(312)	(3,952)	(1,690)
Proceeds from issuance of long-term debt from related party	—	1,000	1,020	1,000
Repayment of long-term debt from related party	—	—	(2,020)	—
Repayment of long-term and short-term debt	(3,372)	—	(16,785)	—
Net cash provided by financing activities	33,274	14,059	431,871	68,623

Net increase/(decrease) in cash, cash equivalents and restricted cash	12,765	(1,235)	25,290	(11,021)
Cash, cash equivalents and restricted cash at the beginning of the period	12,788	1,498	263	11,284
Cash, cash equivalents and restricted cash at the end of the period	25,553	263	25,553	263

Supplementary disclosure of cash flow information
Non-cash additions in respect of newbuildings	—	(13,683)	—	(13,683)
Issuance of liabilities for newbuilding installments	—	13,683	—	13,683
Interest paid, net of capitalized interest	(5,274)	—	(12,992)	—

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Shareholders' Equity
(In $ thousands except share and per share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2021	32,152,857	32,153	60,770	(1,044)	91,879
Share-based compensation		—	401	—	401
Total comprehensive loss		—	—	(1,953)	(1,953)
Balance as at December 31, 2022	32,152,857	32,153	61,171	(2,997)	90,327
Issuance of common shares	11,747,143	11,747	55,894	—	67,641
Equity issuance costs		—	(5,751)	—	(5,751)
Share based compensation		—	474	—	474
Total comprehensive loss		—	—	1,514	1,514
Balance as at December 31, 2023	43,900,000	43,900	111,788	(1,483)	154,205

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. We are listed on the New York Stock Exchange under the ticker HSHP and the Euronext Expand, operated by the Oslo Stock Exchange, under the ticker HSHP. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels in the range of 210,000 dead weight tonnes (“dwt”) which are or will be equipped with the latest generation dual fuel LNG technology. As of December 31, 2023, we have a total of six vessels in operation and have agreements to acquire six dual fueled Newcastlemax dry bulk vessels, which are under construction. The six vessels under construction at December 31, 2023 are expected to be delivered by July 2024, three of which were delivered in January 2024. The Company has entered into sale leaseback financing arrangements for its vessels and newbuildings which are described in Note 9.

As used herein, and unless otherwise required by the context, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its” or references to specific entities, is not intended to be a precise description of corporate relationships.

Going Concern

The unaudited consolidated financial statements have been prepared on a going concern basis.

The Company previously concluded in its Financial Statements for the period ending December 31, 2022, that a substantial doubt existed over the Company’s ability to continue as a going concern due to its dependence on debt and equity financing to finance the scrubber installation under the current newbuilding contracts for the Company’s vessels as well as working capital requirements. In April 2023, the Company, in its Initial Public Offering in the U.S. (the “IPO”), issued 8,630,000 common shares of par value $1.00 each (including 910,000 common shares in the subsequent exercise of the over-allotment option) at $5.80 per share which generated net proceeds of $44.9 million. In addition, in December 2023, the Company issued 3,117,143 common shares of par value $1.00 each in a private placement at $5.64 per share which generated net proceeds of $16.9 million. Also, additional financing under the existing sale and leaseback arrangement with AVIC was obtained to finance the scrubber installation on the first four vessels. We expect that the net proceeds from the IPO and private placement will enable the Company to finance working capital requirements and the scrubber installation on the remaining vessels. We believe the prior conclusion on March 30, 2023 of substantial doubt over going concern has been alleviated.

As of December 31, 2023, the Company has cash and cash equivalents of $25.6 million. In addition, the Company has $10.0 million available to drawdown under the Drew revolving credit facility.

We believe that we will have sufficient resources to satisfy our obligations in the ordinary course of business for the 12-month period from the date these Unaudited Consolidated Financial Statements were issued. We have performed stress testing with respect to our forecasted cash positions under various scenarios, and accordingly we believe we will meet our obligations as and when they fall due.

Note 2 - Basis of Preparation and Accounting Policies

Basis of preparation

The unaudited consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2022, which are included in our Registration Statement on Form F-1/A, filed with the U.S. Securities and Exchange Commission on March 30, 2023. The Unaudited Consolidated Balance Sheet data for December 31, 2022 was derived from our audited annual financial statements. The amounts are presented in thousands of United States dollars ("U.S.

dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of December 31, 2023, and its results of operations and cash flows for the three and twelve months ended December 31, 2023, and 2022.

Significant accounting policies

The accounting policies adopted in the preparation of the Unaudited Consolidated Financial Statements for the three and twelve months ended December 31, 2023 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2022.

The Company adopted the following accounting policies following the delivery of the vessels and commencement of their operation:

Lease accounting

When a contract contains a lease, which is assessed at inception, we make an assessment of the lease classification criteria of ASC 842 Leases. An agreement will be classified as a sales-type lease for a lessor (or a finance lease for a lessee) if any of the following conditions are met at lease commencement:

•ownership of the asset is transferred at the end of the lease term;
•the contract contains an option to purchase the asset which is reasonably certain to be exercised;
•the lease term is for a major part of the remaining useful life of the contract, although contracts entered into the last 25% of the underlying asset’s useful life are not subject to this criterion;
•the present value of the lease payments and any residual value guarantees present represent substantially all of the fair value of the underlying asset; and
•the asset is heavily customized such that it could not be used for another use at the end of the term.

If none of these criteria are met for a lessor, the lease will be classified as a direct financing lease (if the present value of the sum of the lease payments and any residual value guarantee present equals or exceeds substantially all of the fair value of the underlying asset and it is probable that the lessor will collect lease payments and any residual value guarantee), or an operating lease. If none of these criteria are met for a lessee, the lease will be classified as an operating lease.

The lease term is assessed at lease commencement. The existence of any purchase options, extension options, termination options and residual value guarantees, if any are disclosed. Agreements which include extension options are included in the lease term if we believe they are reasonably certain to be exercised by the lessee. Agreements which contain purchase options and termination options are included in the lease term if we believe they are reasonably certain to not be exercised by the lessee. An extension option or a termination option is included in the lease term if the exercise of the option is controlled by the lessor. The determination of whether options are reasonably certain considers whether the option creates an economic incentive.

•Lessor accounting

Generally, lease accounting commences when the asset is made available to the counterparty, however, where a contract contains specific acceptance testing conditions, lease accounting will not commence until the asset has successfully passed the acceptance tests. We assess a lease under the modification guidance when there is a change to the terms and conditions of the contract that results in a change in the scope or the consideration of the lease.

For operating leases, costs directly associated with the execution of the lease or costs incurred after lease inception (the execution of the contract) but prior to the commencement of the lease that directly relates to preparing the asset for the contract (for example bunker costs), are capitalized and amortized to the consolidated statement of income over the lease term. We also defer upfront net revenue payments (for example positioning fees) for operating leases to the consolidated balance sheet and amortize to the consolidated statement of income over the lease term. Fixed revenue from operating leases is accounted for on a straight-line basis over the life of the lease; while variable revenue is accounted for as incurred in the relevant period. Fixed revenue includes fixed payments and variable payments based on a rate or index. For our operating leases, we elect the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease.

•Time charter agreements

Revenues include minimum lease payments under time charters. Revenues generated from time charters, which we generally classify as operating leases, are recorded over the term of the charter as service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

Under time charters, voyage expenses are generally paid by our customers. Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is off-hire, for example when the vessel is undergoing repairs. These expenses are recognized as incurred.

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third-party management fees. Bunkers consumption represents mainly bunkers consumed during unemployment and off-hire.

Vessels and equipment
Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment, less the estimated residual values, is depreciated on a straight-line basis over the assets’ remaining useful economic lives. Management estimates the residual values of our vessels based on historical 10-year scrap steel index prices multiplied by the weight of the ship noted in lightweight ton. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Vessel useful life applied in depreciation is 25 years.

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity or improve the efficiency or safety of vessels and equipment.

Drydocking expenditures are recognized as assets in the consolidated balance sheet when incurred and amortized over the period until the next anticipated drydocking. When a vessel is disposed of, any unamortized drydocking expenditure is charged against income in the period of disposal.

Cost of new equipment or expenditures for modifications to the vessel which enhance or increase the operational efficiency and functionality of the vessel are capitalized and depreciated over the remaining useful life of the vessel. Expenditures of a routine repairs and maintenance nature that do not improve the operating efficiency or extend the useful lives of the vessels are expensed as incurred.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In determining whether any indicators of impairment on the vessels existed, we consider estimates in respect of residual value, charter rates, vessel operating expenses and drydocking requirements.

Note 3 - Segment

Our chief operating decision maker, or the CODM, being our Board of Directors, measures performance based on our overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated Group and we only have one reportable segment.

Note 4 - Earnings (Loss) Per Share

The computation of basic earnings (loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period. The assumed conversion of potentially dilutive instruments which are 620,000 share options outstanding as at December 31, 2023 do not have an impact on our EPS.

(in $ thousands except share and per share data)	Three months ended December 31, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Basic and diluted earnings (loss) per share	0.11	(0.02)	0.04	(0.06)

Net income (loss)	4,606	(516)	1,514	(1,953)
Issued common shares at the end of the period	43,900,000	32,152,857	43,900,000	32,152,857
Weighted average number of shares outstanding for the period, basic and diluted	41,392,733	32,152,857	38,644,250	32,152,857

Note 5 - Interest Expense

(in $ thousands )	Three months ended December 31, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022

Interest expense, gross	7,736	856	21,406	1,787
Capitalized interest on newbuildings	(2,071)	(856)	(7,805)	(1,787)
Interest expense, net	5,665	—	13,601	—

Note 6 - Operating Leases

Rental income

The components of operating lease income are as follows:

(in $ thousands )	Three months ended December 31, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022

Time charter revenues	18,321	—	36,736	—

Time charter revenues on our index-linked charters amounted to $10.3 million and $22.6 million in the three and twelve months ended December 31, 2023, respectively.

Note 7 - Other current assets

Other current assets comprises of:

	December 31, 2023	December 31, 2022
(in $ thousands)
Prepaid interest(1)	2,410	426
Other prepaid expenses(2)	997	123
Inventory	634	—
Other current assets(3)	2,402	—
Prepaid listing costs(4)	—	858
Total	6,443	1,407

(1) Prepaid interest pertains to interest paid in advance for “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”. These vessels were delivered during the twelve months ended December 31, 2023 and bareboat payments on the lease were paid in advance.

(2) Other prepaid expenses are comprised primarily of prepaid insurance on the six delivered vessels “Mount Norefjell”, “Mount Ita”, “Mount Etna”, “Mount Blanc”, “Mount Matterhorn” and “Mount Neblina” and Directors and Officers Liability insurance.

(3) Other current assets mainly relate to funding advanced to vessel managers.

(4) As a result of the IPO in April 2023, prepaid listing costs have been netted off against the proceeds from the offering and recognized under additional paid-in capital.

Note 8 - Newbuildings

The table below sets forth the carrying value of our newbuildings:

	December 31, 2023	December 31, 2022
(in $ thousands)
Opening balance	176,145	83,479
Installment payments (1)	378,305	88,542
Capitalized interest	7,805	1,780
Other capitalized costs (2)	8,126	2,344
Reclassification to Vessels and equipment (3)	(437,735)	—
Total	132,646	176,145

(1) Installment payments in the twelve months ended December 31, 2023 include $75.7 million for the third and /or fourth installments to New Times Shipyard for newbuildings “Mount Neblina”, “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”, and $302.6 million for the fifth and sixth installments net of address commissions to New Times Shipyard for newbuildings “Mount Norefjell”, “Mount Ita”, “Mount Etna”, “Mount Blanc”, “Mount Matterhorn” and “Mount Neblina”.

The Company has drawn $388.0 million (including the $13.7 million drawn down from Jiangsu described below) and $74.9 million in the twelve months ended December 31, 2023 and 2022, respectively, on the sale leaseback financing to fund these installments and the installment payments were made by AVIC, CCBFL and Jiangsu (as these terms are defined in Note 9) on behalf of the Company. In December 2022, the Company agreed with New Times Shipyard to defer payments of the third installment on newbuildings “Mount Hua” and “Mount Bandeira” of $13.7 million from December 2022 to March 2023. These deferred amounts were paid in March 2023 following the novation of the sale leaseback agreements relating to “Mount Bandeira” and “Mount Hua” from CCBFL to Jiangsu and subsequent drawdown on the pre-delivery financing.

(2) Other capitalized costs includes direct costs associated with the supervision of our newbuilding program.

(3) “Mount Norefjell”, “Mount Ita”, “Mount Etna”, “Mount Blanc”, “Mount Matterhorn” and “Mount Neblina” were delivered in the twelve months ended December 31, 2023 and their corresponding costs were reclassified to Vessels and equipment.

The remaining contracted installments as of December 31, 2023, payable on delivery to New Times Shipyard, are approximately $306.0 million. See Note 10 - Commitments and Contingencies.

Note 9 - Debt

	December 31, 2023	December 31, 2022
(in $ thousands)

Total debt, net of deferred finance charges	439,496	67,440
Less: Current portion of long-term debt, net of deferred finance charges	(19,795)	(7,003)
Long-term debt, net of deferred finance charges	419,701	60,437

The outstanding debt, gross of deferred finance charges, as of December 31, 2023, is repayable as follows:

Year ending December 31
(in $ thousands)
2024	21,234
2025	26,913
2026	26,064
2027	27,538
2028	29,563
Thereafter	322,296
Total	453,608
Deferred finance charges	(14,112)
Total debt, net of deferred financial charges	439,496

AVIC International Leasing Co., Ltd. (“AVIC”) – Sale leaseback financing arrangements

The Company has entered into sale leaseback transactions accounted for as financing transactions. In February 2022, the Company entered into sale leaseback arrangements with AVIC for the first four newbuildings “Mount Norefjell”, “Mount Ita”, “Mount Etna”, and “Mount Blanc” which have been delivered from New Times Shipyard. Pursuant to the lease financing, Himalaya Shipping received pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million paid for each of the third and fourth installments). As security for the pre-delivery financing, the Company entered into an agreement to assign in favor of AVIC the first four newbuilding contracts and the related refund guarantees, as well as a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by AVIC. The vessels were delivered in the twelve months period ended December 31, 2023 and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is at a price of $56.9 million and then declines to $47.2 million after year 7.

In February 2023, the sale leaseback agreements for the first four newbuildings were amended whereby AVIC has agreed to finance 90% of the sixth installments on the newbuilding contracts or $2.2 million for each vessel relating to the cost of installing scrubbers on each vessel. This is repayable in advance in 12 quarterly installments of $180,000 for each vessel, together with interest calculated as: a) LIBOR plus a margin of 4.5% for the period until June 30, 2023; and b) Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023.

Under the relevant financing agreements, payment of dividends or making of other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the hire and the operating expenses for the vessel that are payable within the next six months.

The fixed price purchase options and a cash penalty of $25.0 million per vessel for not exercising any of the purchase options under the sale leaseback transaction results in a failed sale leaseback and the transaction is accounted for as a financing transaction.

In the twelve months ended December 31, 2023, the Company has drawn $200.0 million (in the twelve months ended December 31, 2022: $54.3 million) on the financing to pay scheduled delivery installments for the first four newbuildings. The carrying value of Vessels and equipment financed by AVIC is $282.1 million as of December 31, 2023. The amount outstanding under the facility was $246.1 million and $54.3 million as of December 31, 2023 and December 31, 2022, respectively.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale leaseback financing arrangements

In April 2022, the Company entered into sale leaseback arrangements with CCBFL for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” to be delivered from New Times Shipyard. Pursuant to the lease financing, CCBFL is to provide pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million and $6.9 million) to be paid for each of the third and fourth installment for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua” and “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”, respectively. As security for the pre-delivery financing, the Company has entered into an agreement to assign in favor of CCBFL the first four newbuilding contracts and the related refund guarantees, as well as a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels will be sold to companies owned and designated by CCBFL. The financing amount for each of the vessels to be delivered is the lower of 90% of the newbuilding contract price and $63.0 million. Two of the delivered vessels were chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period, and the remaining four vessels will be chartered back on the same terms and conditions. The first purchase option in year 3 is $56.0 million declining to $46.0 million after year 7.

The fixed price purchase options under the sale leaseback transaction results in a failed sale leaseback and the transaction is accounted for as a financing transaction.

During the twelve months ended December 31, 2023, the Company has drawn $160.6 million (twelve months period ended December 31, 2022: $20.5 million) on the financing to pay scheduled pre-delivery and delivery installments. The amount outstanding under the facility was $180.2 million and $20.5 million as of December 31, 2023 and December 31, 2022, respectively. The carrying value of Newbuildings financed by CCBFL was $87.7 million and $91.3 million as of December 31, 2023 and December 31, 2022, respectively. The carrying value of Vessels and equipment financed by CCBFL is $146.5 million as of December 31, 2023.

One hundred eighty days after the delivery of each newbuilding, each subsidiary under the CCBFL sale leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale leaseback financing

In December 2022, the Company, CCBFL and Jiangsu entered into novation and assignment agreements to transfer and assign all of CCBFL’s rights and obligations to Jiangsu under the corresponding sale leaseback arrangements for newbuildings “Mount Bandeira” and “Mount Hua”. The novation has been accounted for as a debt extinguishment. The transfer was effective in March 2023. The terms under the sale leaseback arrangements remain unchanged. The vessels will be chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million and declines to $46.0 million after year 7.

The fixed price purchase options under the sale leaseback transaction results in a failed sale leaseback and the transaction is accounted for as a financing transaction.

Following the novations, the Company drew down $27.4 million from Jiangsu for installment payments on the “Mount Hua” and “Mount Bandeira” in the period ended December 31, 2023. The amount outstanding under the facility was $27.4 million and $nil as of December 31, 2023 and December 31, 2022, respectively.

The bareboat rate per day under the sale leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. Bareboat payments are paid quarterly in advance under the arrangement with AVIC and quarterly in arrears under the arrangements with CCBFL and Jiangsu. The Company has classified the estimated amortization of the bareboat payments due within twelve months from December 31, 2023 as “Current portion of long-term debt” on the “Consolidated Balance sheet”.

Drew Holdings Limited. (“Drew”) – Revolving Credit facility

In December 2022, the Company entered into a $15.0 million revolving credit facility agreement with Drew, a significant shareholder in the Company. The facility was available to the Company until December 31, 2023 and was repayable on December 31, 2024 at the latest. In December 2022, the Company drew $1.0 million on the revolving credit facility, which it subsequently repaid during the six month period ended June 30, 2023. The facility is an unsecured revolving credit facility, which was interest-bearing at a rate of LIBOR for the applicable interest periods under the facility, plus a margin of 8% p.a.

Effective December 2023, an addendum to the Drew facility was executed, decreasing the maximum amount available under the facility from $15.0 million to $10.0 million, and extending the maturity of the facility from December 31, 2024 to December 31, 2025. In addition, the addendum extended the drawdown window to December 31, 2024 and aligned the interest rate with the Term Secured Overnight Financing Rate (“SOFR”). The amended facility bears interest for the applicable interest periods under the facility, at a rate of SOFR plus a margin of 8% p.a.

The amount outstanding under this facility is recorded as “Amounts due to related parties” in the Consolidated Balance Sheets, see Note 11. As of December 31, 2023, the Company has $10.0 million available to drawdown from this facility.

DNB Bridge Facility

In March 2023, the Company entered into an unsecured Bridge Facility with DNB Markets as arranger and DNB Bank ASA as lender and agent for a maximum amount of $15.0 million for general corporate purposes with a maturity date on September 1, 2023. Amounts outstanding under the Bridge Facility bear interest at SOFR plus a margin of 6% per annum. The Company drew down $7.5 million in March 2023 which it fully repaid in April 2023 from the proceeds of the IPO. Subsequently, the Bridge Facility was terminated in April 2023.

Note 10 - Commitments and Contingencies

Assets pledged
	As of December 31, 2023	As of December 31, 2022
(in $ thousands)
Book value of vessels secured against long-term loans	428,617	—
Book value of newbuildings secured against long-term loans	132,646	176,145
Total	561,263	176,145

As of December 31, 2023, the Company had six vessels under construction. In August 2022, the Company entered into agreements with New Times Shipyard to install exhaust gas cleaning systems or “scrubbers” on the vessels under construction. Total cost of scrubbers payable at delivery of the remaining six vessels under construction is $14.4 million.

As at December 31, 2023, the outstanding commitments under the six newbuilding contracts, including the installation of the exhaust gas cleaning systems are as follows:

2024	306,000
Scrubber installation costs for two vessels totaling $4.8 million were paid in December 2023 in advance of their deliveries in January 2024 and presented as “Other non-current assets” on the balance sheet.. Of the above amount, $295.5 million will be funded by CCBFL and Jiangsu under the sale leaseback arrangements.

Note 11 - Related Party Transactions

Drew and Magni Partners (Bermuda) Ltd.(“Magni”)

Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party as a result of being an affiliate of Drew. As of December 31, 2023, Drew holds 29.86% of the Company’s outstanding common shares.

In March 2022, the Company entered into a $15.0 million revolving credit facility agreement with Magni. The facility was an unsecured revolving credit facility, which was interest-bearing at a rate of LIBOR for the applicable interest periods under the facility, plus a margin of 8% p.a. The Magni Facility was available to the Company until December 31, 2023 and was to be repaid latest on December 31, 2024. In December 2022, the revolving credit facility was cancelled and a new revolving credit facility with Drew was entered into on the same terms. $1.0 million was drawn on December 19, 2022 and remained outstanding as of December 31, 2022. In the twelve months ended December 31, 2023, the Company drew down an additional $1.0 million and subsequently repaid the full outstanding amount of $2.0 million.

Effective December 2023, an addendum to the Drew facility was executed, decreasing the maximum amount available under the facility from $15.0 million to $10.0 million, and extending the maturity of the facility from December 31, 2024 to December 31, 2025. In addition, the addendum extended the drawdown window to December 31, 2024 and aligned the interest rate with the Term Secured Overnight Financing Rate (“SOFR”). The amended facility bears interest for the applicable interest periods under the facility, at a rate of SOFR plus a margin of 8% p.a.

As of December 31, 2023, the Company has $10.0 million available to drawdown from this facility.

Corporate support agreement

The Company’s incorporator and initial, sole shareholder, Magni has been the key initiator of the Himalaya project and has provided corporate and financial assistance throughout the process, including extensive assistance in connection with obtaining the financing for the installments to date as well as the private placements. The Company has entered into a corporate support agreement with Magni whereby Magni is compensated for its services to the Group since the inception of the Company, and for its key role in identifying and pursuing business opportunities for the Group (the “Corporate Support Agreement”). As Magni indirectly held a controlling interest at the time the Corporate Support Agreement was entered into, the Company has treated the Corporate Support Agreement as a related party agreement. Pursuant to the Corporate Support Agreement, Magni continued to support the Company’s business development through assisting with the pre-financing and post-financing of the Company’s newbuilding program, in finding employment for the vessels, in recruiting suitable individuals to the Company’s organization and with general high-level administrative support. The parties agreed in 2021 that compensation in the amount of $2.7 million which was to be paid by the Company to Magni in four equal tranches.

The tranches were split equally on each of the first four newbuildings delivered from New Times Shipyard in 2023, so that $0.674 million was payable on each such delivery. Such amount equals the address commission received on the first four vessels, which was agreed with the yard before the project opened to external investors.

As of December 31, 2022, the balance of related party liabilities for services provided since inception of the Company was $2.7 million. Following the delivery of the first six vessels in the twelve months ended December 31, 2023, the total fee of $2.7 million has been paid.

Affinity Ship holdings I LLP and affiliated companies (“Affinity”)

Affinity is considered a related party due to being a principal shareholder. As of December 31, 2023, Affinity holds 7.71% of the Company’s outstanding common shares.

Affinity is the broker between New Times Shipyard and Himalaya Shipping for the twelve newbuilding contracts. No consideration has or will be paid from Himalaya Shipping to Affinity.

Affinity is the broker on the fixed time charter agreement the Company has entered into. Affinity receives 1.25% of the charter hire of $30,000 per day. Amounts paid to Affinity during the twelve months ended December 31, 2023 for the commission on the charter hire was $0.1 million.

Note 12 - Equity

The authorized share capital of the Company as of December 31, 2023 and December 31, 2022 is $140,010,000 represented by 140,010,000 authorized common shares of par value $1.00 each.

In April 2023, the Company completed its IPO in the U.S., whereby the Company issued 7,720,000 common shares of par value $1.00 each at an offering price of $5.80 per common share and subsequently issued an additional 910,000 common shares of par value $1.00 each in a partial exercise of the over-allotment option in May 2023. Net proceeds from the offering amounted to $44.9 million which are being used for funding acquisitions of vessels on order, repayment of indebtedness, funding our working capital needs and general corporate purposes.

In December 2023, the Company issued 3,117,143 common shares of par value $1.00 each in a private placement at a price of $5.64 per share. Net proceeds amounted to $16.9 million which are being used for funding acquisitions of vessels on order, repayment of indebtedness, funding our working capital needs and general corporate purposes.

Note 13 - Subsequent Events

The Company has taken delivery of three newbuilding vessels, “Mount Bandeira”, “Mount Hua” and “Mount Elbrus”, from New Times Shipyard in January 2024 and the time charters with the respective charterers commenced shortly thereafter.

In January 2024, an addendum was entered into on the revolving credit facility with Drew effective December 18, 2023 to reduce the amount available under the facility from 1 January 2024 to $10.0 million, extend the timeframe to drawdown from the facility to December 31, 2024 and the latest repayment date to December 31, 2025, and change interest to Term Secured Overnight Financing Rate (“SOFR”).

The Board has approved a cash distribution of US$0.01 per share for January 2024. The distribution will be made from the Company's Contributed Surplus account which consists of previously paid in share premium transferred from the Company's Share Premium account.

APPENDIX

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Set forth below is a reconciliation of average TCE earnings to total operating revenues for the periods presented.

In $ thousands, except per day and number of days	Three months ended
	December 31, 2023	September 30, 2023	Change	% Change
Total operating revenues	18,321	10,241	8,080	79%
Add: Address commissions	684	374	310	83%
Total operating revenues, gross	19,005	10,615	8,390	79%
Fleet operational days	552	476	76	16%
Average TCE earnings	34,400	22,300	12,100	54%

We present EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of EBITDA to net income (loss) for the periods presented.

	Three months ended
In $ thousands	December 31, 2023	September 30, 2023	Change	% Change
Net income (loss)	4,606	(1,954)	6,560	(336)%
Depreciation and amortization	3,580	3,181	399	13%
Total financial expenses, net	5,238	4,921	317	6%
Income tax	—	—	—	—%
EBITDA	13,424	6,148	7,276	118%

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.